UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

VIVO PARTICIPAÇÕES S.A.

(Name of Issuer)

American Depositary Shares (as evidenced by American Depositary Receipts) each representing one share of Preferred Stock

(Title of Class of Securities)

928555S200

(CUSIP Number)

Martijn Warmerdam

Flevolaan 41A

1411 KC NAARDEN

P.O. Box 5081

1410 AB NAARDEN

The Netherlands

+31 35 695 9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Alex Bafi, Esq.

Herbert Smith LLP

Exchange House

Primrose Street

London EC2A 2HS

United Kingdom

+44 20 7374 8000

February 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928555S200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,585,008(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,585,008(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,585,008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons collectively own 18,585,008 American Depositary Shares each representing one share of Preferred Stock of Vivo Participações S.A.

(2) The calculation of the foregoing percentage is based on 234,369,011 shares of Preferred Stock of Vivo Participações S.A. outstanding as of December 31, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2009.

CUSIP No. 928555S200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments GP III B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,585,008(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,585,008(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,585,008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons collectively own 18,585,008 American Depositary Shares each representing one share of Preferred Stock of Vivo Participações S.A.

(2) The calculation of the foregoing percentage is based on 234,369,011 shares of Preferred Stock of Vivo Participações S.A. outstanding as of December 31, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2009.

CUSIP No. 928555S200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Fund III C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,585,008(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,585,008(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,585,008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons collectively own 15,585,008 American Depositary Shares each representing one share of Preferred Stock of Vivo Participações S.A.

(2) The calculation of the foregoing percentage is based on 234,369,011 shares of Preferred Stock of Vivo Participações S.A. outstanding as of December 31, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2009.

CUSIP No. 928555S200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,585,008(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,585,008(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,585,008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons collectively own 15,585,008 American Depositary Shares each representing one share of Preferred Stock of Vivo Participações S.A.

(2) The calculation of the foregoing percentage is based on 234,369,011 shares of Preferred Stock of Vivo Participações S.A. outstanding as of December 31, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2009.

CUSIP No. 928555S200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva Group Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,585,008(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,585,008(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,585,008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons collectively own 15,585,008 American Depositary Shares each representing one share of Preferred Stock of Vivo Participações S.A.

(2) The calculation of the foregoing percentage is based on 234,369,011 shares of Preferred Stock of Vivo Participações S.A. outstanding as of December 31, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2009.

CUSIP No. 928555S200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva International Insurance Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,585,008(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,585,008(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,585,008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons collectively own 15,585,008 American Depositary Shares each representing one share of Preferred Stock of Vivo Participações S.A.

(2) The calculation of the foregoing percentage is based on 234,369,011 shares of Preferred Stock of Vivo Participações S.A. outstanding as of December 31, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2009.

CUSIP No. 928555S200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva Insurance Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,585,008(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,585,008(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,585,008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons collectively own 15,585,008 American Depositary Shares each representing one share of Preferred Stock of Vivo Participações S.A.

(2) The calculation of the foregoing percentage is based on 234,369,011 shares of Preferred Stock of Vivo Participações S.A. outstanding as of December 31, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2009.

CUSIP No. 928555S200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva International Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,585,008(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,585,008(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,585,008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons collectively own 15,585,008 American Depositary Shares each representing one share of Preferred Stock of Vivo Participações S.A.

(2) The calculation of the foregoing percentage is based on 234,369,011 shares of Preferred Stock of Vivo Participações S.A. outstanding as of December 31, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2009.

CUSIP No. 928555S200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CGU International Holdings B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,585,008(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,585,008(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,585,008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons collectively own 15,585,008 American Depositary Shares each representing one share of Preferred Stock of Vivo Participações S.A.

(2) The calculation of the foregoing percentage is based on 234,369,011 shares of Preferred Stock of Vivo Participações S.A. outstanding as of December 31, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2009.

CUSIP No. 928555S200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delta Lloyd N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,585,008(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,585,008(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,585,008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons collectively own 15,585,008 American Depositary Shares each representing one share of Preferred Stock of Vivo Participações S.A.

(2) The calculation of the foregoing percentage is based on 234,369,011 shares of Preferred Stock of Vivo Participações S.A. outstanding as of December 31, 2008, as reported on the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2009.

Item 1.	Security and Issuer

This Amendment No. 4 to the statement on Schedule 13D (this “Amendment”) filed with the Securities and Exchange Commission on April 30, 2007, as amended on September 27, 2007, December 20, 2007 and January 16, 2008, relates to 18,585,008 American Depositary Shares, representing 18,585,008 shares of Preferred Stock (the “Shares”) of Vivo Participações S.A.  (the “Company”).  The Company’s principal offices are located at Av. Roque Petroni Jr., No. 1464, 6th floor-part, “B” Building, 04707-000-São Paolo, SP, Federative Republic of Brazil.

Item 2.	Identity and Background

(a), (b) and (c) This Amendment is being filed jointly by (i) Aviva plc, a public limited company organized under the laws of England and Wales, (ii) Aviva Group Holdings Limited, a limited liability company organized under the laws of England and Wales; (iii) Aviva International Insurance Limited, a limited liability company organized under the laws of England and Wales; (iv) Aviva Insurance Limited, a limited liability company organized under the laws of Scotland; (v) Aviva International Holdings Limited, a limited liability company organized under the laws of England and Wales; (vi) CGU International Holdings B.V., a limited liability company organized under the laws of The Netherlands; (vii) Delta Lloyd N.V., a limited liability company organized under the laws of The Netherlands; (viii) Cyrte Investments B.V. (“Cyrte Investments”), a limited liability company organized under the laws of The Netherlands;  (ix) Cyrte Investments GP III B.V. (“Cyrte Investments GP”), a limited liability company organized under the laws of The Netherlands; and (x) Cyrte Fund III C.V. (“Cyrte Fund”), a limited partnership organized under the laws of The Netherlands (collectively, the “Reporting Persons”).  Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, Aviva International Holdings Limited and CGU International Holdings B.V. are referred to herein as the “Aviva Reporting Persons”.

Aviva plc owns all of the outstanding share capital of Aviva Group Holdings Limited.  Aviva Group Holdings Limited owns all of the outstanding share capital of Aviva International Insurance Limited.  Aviva International Insurance Limited owns all of the outstanding share capital of Aviva Insurance Limited.  Aviva Insurance Limited owns all of the outstanding share capital of Aviva International Holdings Limited.  Aviva International Holdings Limited owns all of the outstanding share capital of CGU International Holdings B.V.  CGU International Holdings B.V. owns 92% of the outstanding share capital of Delta Lloyd N.V. Delta Lloyd N.V. owns 85% of the share capital of Cyrte Investments. Cyrte Investments is the manager of the investment portfolio held by Cyrte Fund and owner of all of the outstanding capital stock of Cyrte Investments GP.  Cyrte Investments GP is the general partner of Cyrte Fund.

The name, business address, business activity and present principal occupation or employment of each director, officer or general partner of the Reporting Persons are set forth in Schedule I hereto, which is incorporated herein by reference.

The principal business of each of the Aviva Reporting Persons and Delta Lloyd N.V. is insurance services. The principal business of Cyrte Investments is investment management.  Cyrte Investments GP’s principal business is to act as the general partner of Cyrte Fund.  Cyrte Fund is an investment fund; its principal business is to invest in listed and non-listed equity securities in the technology, media and telecommunication sectors.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of persons listed on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each director or general partner of the Reporting Persons who is a natural person is set forth in Schedule I hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Cyrte Fund obtained the funds to purchase the Shares collectively owned by the Reporting Persons from capital contributions made to its working capital by its limited partners, CFI Invest C.V., Delta Lloyd Levensverzekering N.V., Stichting Pensioenfonds ABP and Stichting Pensioenfonds voor de Gezonheid, Geestelijke en Maatschappelijke belangen “PGGM”.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Shares of the Company for investment purposes.  The Reporting Persons intend to assess their investment in the Company from time to time on the basis of various factors, including, without limitation, the Company’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares in the Company, or dispose of all or part of the shares of the Company, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice.  The Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company’s operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons have, in the past, engaged in meetings and communications from time to time with the Company’s key personnel. These meetings and conversations were held for the purpose of better understanding the Company and its industry. In the future, the Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company’s operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Amendment, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) According to the Company’s current report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2009, there were 234,369,011 Shares outstanding as of December 31, 2008.  Cyrte Investments GP directly owns interests in 15,585,008 Shares, which represents 7.9% of the Shares outstanding as of December 31, 2008.  None of the Aviva Reporting Persons, Delta Lloyd N.V., Cyrte Investments and Cyrte Fund directly own such Shares.  However each of the Aviva Reporting Persons, Delta Lloyd N.V., Cyrte Investments and Cyrte Fund may be deemed to be beneficial owners, as well as share the power to vote and dispose, of such Shares directly owned by Cyrte Investments GP by virtue of the fact that: Aviva plc owns all of the outstanding share capital of Aviva Group Holdings Limited, Aviva Group Holdings Limited owns all of the outstanding share capital of Aviva International Insurance Limited, Aviva International Insurance Limited owns all of the outstanding share capital of Aviva Insurance Limited, Aviva Insurance Limited owns all of the outstanding share capital of Aviva International Holdings Limited, Aviva International Holdings Limited owns all of the outstanding share capital of CGU International Holdings B.V., CGU International Holdings B.V. owns 92% of the outstanding share capital of Delta Lloyd N.V.; Delta Lloyd N.V. owns 85% of the share capital of Cyrte Investments, Cyrte Investments is the manager of the investment portfolio held by Cyrte Fund and owner of all of the outstanding capital stock of Cyrte Investments GP and Cyrte Investments GP is the general partner of Cyrte Fund.  Each of the Aviva Reporting Persons, Delta Lloyd N.V., Cyrte Investments and Cyrte Fund disclaims beneficial ownership of such Shares for all other purposes.

(c) During the past 60 days, none of the Reporting Persons has bought, sold or otherwise received Shares except in the transactions described in Schedule II attached hereto, which is incorporated herein by reference.

(d) The limited partners of Cyrte Fund, being CFI Invest C.V., Delta Lloyd Levensverzekering N.V., Stichting Pensioenfonds ABP, and PGGM will have the benefit of any dividends from, or proceeds from the sale of, the Shares of the Company owned by Cyrte Investments GP, subject to certain fee arrangements.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1

Agreement of Joint Filing among Cyrte Investments B.V., Cyrte Investments GP III B.V., Cyrte Fund III C.V., Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, Aviva International Holdings Limited, CGU International Holdings B.V. and Delta Lloyd N.V., dated as of February __, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2009
Date
/s/ Martijn Warmerdam
Signature
Cyrte Investments B.V., by Martijn Warmerdam, attorney-in-fact*

February 20, 2009
Date
/s/ Martijn Warmerdam
Signature
Cyrte Investments GP III B.V., by Martijn Warmerdam, attorney-in-fact*

February 20, 2009
Date
/s/ Martijn Warmerdam
Signature
Cyrte Fund III C.V., by Martijn Warmerdam, attorney-in-fact*

February 23, 2009
Date
/s/ April Commons
Aviva plc, by April Commons, attorney-in-fact**

February 23, 2009
Date
/s/ April Commons
Signature
Aviva Group Holdings Limited by April Commons, attorney-in-fact**

February 23, 2009
Date
/s/ April Commons
Signature
Aviva International Insurance Limited by April Commons, attorney-in-fact**

February 23, 2009
Date
/s/ April Commons
Signature
Aviva Insurance Limited by April Commons, attorney-in-fact**

February 23, 2009
Date
/s/ April Commons
Signature
Aviva International Holdings Limited by April Commons, attorney-in-fact**

February 23, 2009
Date
/s/ April Commons
Signature
CGU International Holdings B.V. by April Commons, attorney-in-fact***

February 20, 2009
Date
/s/ Pien Stevens
Signature
Delta Lloyd N.V., by Pien Stevens, attorney-in-fact****

* Signed pursuant to power of attorney, dated August 26, 2008, included as Exhibit 99.2 to Amendment No. 7 to the statement on Schedule 13D filed with the Securities and Exchange Commission on October 17, 2008 by the Reporting Persons and incorporated herein by reference.

** Signed pursuant to power of attorney, dated January 1, 2009, included as Exhibit 99.3 to Amendment No. 8 to the statement on Schedule 13D filed with the Securities and Exchange Commission on February 5, 2009 by the Reporting Persons and incorporated herein by reference.

*** Signed pursuant to power of attorney, dated January 8, 2009, included as Exhibit 99.4 to Amendment No. 8 to the statement on Schedule 13D filed with the Securities and Exchange Commission on February 5, 2009 by the Reporting Persons and incorporated herein by reference.

**** Signed pursuant to power of attorney, dated October 14, 2008, included as Exhibit 99.2 to Amendment No. 8 to the statement on Schedule 13D filed with the Securities and Exchange Commission on February 5, 2009 by the Reporting Persons and incorporated herein by reference.

SCHEDULE I

The name, business address, business activity, present principal occupation or employment and, if a natural person, citizenship of each director, officer or general partner of the Reporting Persons are set forth in Schedule I hereto, which is incorporated herein by reference.

Cyrte Investments B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Botman, Franciscus Johannes	Flevolaan 41A, 1411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Director (bestuurder) and Chairman of Management Board	Director (bestuurder)	The Netherlands
Aardoom, Japhet Pieter	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Otto, Alex Hendrikus	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Hoek, Nicolaas Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Kok, Petrus Jacobus Wilhelmus Gerardus	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Krant, Joop	Dreeftoren 5th floor Haaksbergweg 11 1101 BP Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands

Cyrte Investments GP III B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Cyrte Investments B.V.	Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Investment management	Investment management; sole director (bestuurder) of Cyrte Investments GP III B.V.	Not applicable

Cyrte Fund III C.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Cyrte Investments GP III B.V.	Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Investment management	Investment management; general partner of Cyrte Fund III C.V.	Not applicable

Aviva plc

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Arora, Nikesh	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United States
Dik, Wim	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	The Netherlands
Francis, Mary Elizabeth	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Goeltz, Richard Karl	St Helen’s, 1 Undershaft, London EC3P 3DQ	Senior Independent	Senior Independent	United States
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Piwnica, Carole	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	Belgium
Scott, Philip Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sharman, Colin Morven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Chairman	Chairman	United Kingdom
Walls, John Russell Fotheringham	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Machell, Simon Christopher	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Ainley, John David	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Godlasky, Thomas Charles	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United States
Dromer, Alain Henri Pierre	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	France
Hodges, Mark Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United States
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	India
Mackenzie, Amanda Felicity	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Wheway, Jonathan Scott	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Moneta, Andrea	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	Italy
Goh, Euleen Yiu Kiang	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	Singapore

Aviva Group Holdings Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	India
Scott, Philip Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Aviva International Insurance Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark Steven	St Helen’s, 1Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	India
Scott, Philip Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Aviva Insurance Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark Steven	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Mayer, Igal Mordeciah	Pitheavlis, Perth PH2 0NH	Director	Director	United States
Moss, Andrew John	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Sahay, Anupam	Pitheavlis, Perth PH2 0NH	Director	Director	India
Scott, Philip Gordon	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom

Aviva International Holdings Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Sahay, Anupam	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	India
Scott, Philip Gordon	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

CGU International Holdings B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Harris, Timothy	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Jones, Edward Graham	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Delta Lloyd N.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hoek, Nicolaas Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Kok, Petrus Jacobus Wilhelmus Gerardus	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Medendorp, Paul Kerst	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	Germany
Raué, Hendrik Herman	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Holsboer, Jan Hendrik	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Kottman, René Herman Philip Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Smits, Marcellinus Hermanus Maria	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Boumeester, Pamela Gertrude	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Haars, Jan Gerard	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Fischer, Eric Jacob	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Moss, Andrew John	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	United Kingdom

SCHEDULE II

All of the Shares of the Company sold as described in the table below were sold by Cyrte Investments GP III B.V. in open market transactions.

Trade Date	Shares Acquired or Sold	Share Price (USD)
January 16, 2009	300,000	14.5559
February 11, 2009	429,400	15.2647
February 12, 2009	250,000	15.1090
February 13, 2009	790,000	16.1237
February 18, 2009	854,063	15.3947